SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                 THE 3DO COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    88553W105
                                ----------------
                                 (CUSIP Number)

                                 JAMES ALAN COOK
                                 THE 3DO COMPANY
                                100 CARDINAL WAY
                             REDWOOD CITY, CA 94063
                                 (650) 385-3000
                  --------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 October 9, 2001
                ------------------------------------------------
               (Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

--------------------------------------------------------------------------------
CUSIP No 88553W105
-------- -----------------------------------------------------------------------
    1    NAMES OF REPORTING PERSONS:                     William M. Hawkins, III
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:                ###-##-####
-------- -----------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [__]
                                                                       (b) [__]
-------- -----------------------------------------------------------------------
    3    SEC USE ONLY
-------- -----------------------------------------------------------------------
    4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
         PF
-------- -----------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [__]
-------- -----------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
----------------------- --------- ------------------------------- --------------
        NUMBER OF           7      SOLE VOTING POWER               24,351,406
         SHARES         --------- ------------------------------- --------------
      BENEFICIALLY          8      SHARED VOTING POWER             0
         OWNED          --------- ------------------------------- --------------
        BY EACH             9      SOLE DISPOSITIVE POWER          24,351,406
       REPORTING        --------- ------------------------------- --------------
      PERSON WITH           10     SHARED DISPOSITIVE POWER        0
----------------------- --------- ------------------------------- --------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,351,406* (which include 2,582,032 warrant shares and 3,595,335 option shares exercisable within 60 days)
-------- -----------------------------------------------------------------------
    12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [__]
-------- -----------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 41%
-------- -----------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          Individual
-------- -----------------------------------------------------------------------

                         Amendment No. 4 to Schedule 13D

         This Amendment No. 4 to Schedule 13D is filed by The 3DO Company, a Delaware corporation, as an amendment to the initial statement on Schedule 13D (the "Schedule 13D") and its Amendments as filed with the Securities Exchange Commission. The original Schedule 13D was filed by The 3DO Company with the Securities Exchange Commission on August 31, 1998. The Amendment No. 1 to
Schedule 13D was filed by The 3DO Company on May 3, 2000. The Amendment No. 2 to
Schedule 13D was filed by The 3DO Company on August 29, 2000. The Amendment No. 3 to Schedule 13D was filed by The 3DO Company on November 13, 2000. The
Schedule 13D is hereby amended and supplemented as follows:

Item 3. Source and Amount of Funds and Other Consideration.

         On October 9, 2001, Reporting Person paid $2.06 per share for 3,933,010
shares  of  Common  Stock   resulting  in  an   aggregate   purchase   price  of
$8,102.000.60.

Item 5.  Interest in the Securities of the Issuer.

         Item 5 of the Original Statement is hereby supplementally amended in its entirety to read as follows:

         (a) Reporting Person beneficially owns 24,351,406 shares (which include 18,174,039 shares of Common Stock, 2,582,032 shares of warrants, and 3,595,335 option shares exercisable within 60 days), which represent approximately 41% of the Common Stock of the Issuer.

         (b) Reporting Person exercises sole voting power over the shares referenced in Item 5(a) above.

         (c) Reporting Person purchased 3,933,010 shares of Common Stock at a price of $2.06 per share for an aggregate purchase price of $8,102,000.60 from a private financing on October 9, 2001. As part of the transaction, the Company issued 1,179,903 warrant shares to Reporting Person with an exercise price of $2.27 per share. As the date of filing, Reporting Person has not exercised his purchase rights under the warrant.

         (d) Not applicable.

         (e) Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         Dated: January 9, 2002


                                               By     /S/ James Alan Cook
                                                  ------------------------
                                                    James Alan Cook
                                                    Executive Vice President and
                                                    General Counsel
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